Exhibit (h)(6)(f)

April 10, 2015

Forward Management, LLC

101 California Street, Suite 1600

San Francisco, California 94111

Re:	Advisory Fee Waiver

This letter agreement (the “Agreement”) confirms the advisory fee waiver between Forward Funds (the “Trust”), on behalf of each of the series listed on Schedule A (each a “Fund” and collectively, the “Funds”), and Forward Management, LLC (the “Advisor”) with respect to the portfolio management of the Funds.

1.	Advisory Expense Waiver. The Advisor has agreed to waive the entire amount of the advisory fee payable to the Advisor under the Investment Management Agreement, dated May 1, 2005 and amended and restated from time to time (the “Investment Management Agreement”), between the Trust and the Advisor, as set forth in the attached Schedule A.

2.	Term and Termination. This Agreement shall become effective on May 1, 2015 and shall continue in effect until April 30, 2017. This Agreement will terminate automatically in the event of the termination of the Investment Management Agreement.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Trust.

FORWARD FUNDS		FORWARD MANAGEMENT, LLC

By:	/s/ Robert S. Naka	By:	/s/ Loire White
Name:	Robert S. Naka	Name:	Loire White
Title:	President	Title:	Interim Chief Financial Officer

SCHEDULE A

FUND	WAIVER AMOUNT*
Forward Balanced Allocation Fund	10 basis points
Forward Growth Allocation Fund	10 basis points
Forward Growth & Income Allocation Fund	10 basis points
Forward Income & Growth Allocation Fund	10 basis points

*	These amounts are stated on an annual basis.